Exhibit 99.4

Execution Version

SECOND AMENDMENT TO

AMENDED, RESTATED AND CONSOLIDATED NOTE PURCHASE AGREEMENT

This Second Amendment to Amended, Restated and Consolidated Note Purchase Agreement (this “Agreement”), dated as of December 6, 2021 is entered into by and among Obsidian Energy Ltd. (f/k/a Penn West Petroleum Ltd.), an Alberta corporation (the “Company”), each of the Subsidiary Guarantors signatory hereto and each of the holders of the Notes (as defined below) signatory hereto (together with their respective successors and assigns, each a “Noteholder” and, collectively, the “Noteholders”). Except as provided below, capitalized terms used in this Agreement shall have the respective meanings ascribed to such terms in the Note Purchase Agreement described below.

RECITALS:

A. Reference is made to that certain Amended, Restated and Consolidated Note Purchase Agreement dated March 26, 2021, by and among the Company and each of the Purchasers listed in Schedule A attached thereto, as amended by that certain Consent and Amendment to Amended, Restated and Consolidated Note Purchase Agreement dated November 24, 2021 (as amended, the “Existing Note Purchase Agreement”).

B. The Company has requested, and the Noteholders have agreed to certain amendments to the Existing Note Purchase Agreement, in each case, pursuant to the terms and conditions hereinafter set forth.

C. The Existing Note Purchase Agreement as further amended and modified by this Agreement (and as may be further amended, restated, supplemented or otherwise modified from time to time) is herein referred to as the “Note Purchase Agreement”.

NOW, THEREFORE, in consideration of the premises herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged and agreed, the Company and the Noteholders agree as follows:

SECTION 1. AMENDMENTS TO EXISTING NOTE PURCHASE AGREEMENT.

Effective as of the date of satisfaction or waiver of each condition precedent set forth in SECTION 3 below (the “Second Amendment Effective Date”), the Company and the Noteholders signatory hereto hereby agree to the following:

1.1 Section 8.10 of the Existing Note Purchase Agreement is hereby amended by amending and restating Section 8.10 in its entirety to read as follows:

“Section 8.10 Prepayment Following December 2021 Commitment Reduction

(a) To the extent that the Company is obligated to make a mandatory reduction of the Tranche B Facility pursuant to Section 3.6 of the Bank Facility (as in effect after giving consideration to the amendment to the Bank Facility dated as of November 30, 2021) (the “December 2021 Commitment Reduction”), the Company shall make a corresponding prepayment on the Notes (the “Noteholder December 2021 Prepayment”), in the manner and amount set forth in the Intercreditor Agreement. Prepayment of the Notes to be prepaid pursuant to this Section 8.10 shall be at 100% of the principal amount of such Notes so prepaid, together with interest on such notes accrued to the date of prepayment, but without the applicable Make-Whole Amounts or other premium.

(b) Notwithstanding any other provision of this Agreement to the contrary:

(i) by no later than January 7, 2022, and in any event contemporaneous with delivery of same to Lenders and Agent under the Bank Facility, the Company shall have delivered an officer’s certificate to the Purchasers certifying the amount of any December 2021 Commitment Reduction and the Noteholder December 2021 Prepayment, together with particulars of each of the definitions and elements included in the determination of each of the foregoing; and

(ii) by no later than January 11, 2022, and in any event contemporaneous with the Company’s payment of the December 2021 Commitment Reduction, the Company shall have paid the Noteholder December 2021 Prepayment (together with all accrued and unpaid interest through, to and including the date of such repayment).

(c) Any failure of the Company to make the Noteholder December 2021 Prepayment (together with all accrued and unpaid interest through to and including the date of such repayment) shall, automatically, be deemed to constitute an Event of Default under Section 11(a) hereof.”

1.2 Schedule B of the Existing Note Purchase Agreement is hereby amended by inserting the following definition in the correct alphabetical order:

““Noteholder December 2021 Prepayment” is defined in Section 8.10(a).”

SECTION 2. REPRESENTATIONS AND WARRANTIES.

To induce the Noteholders to enter into this Agreement, the Company represents and warrants, on the date of this Agreement and on the Second Amendment Effective Date (it being agreed, however, that nothing in this SECTION 2 shall affect any of the representations and warranties previously made by the Company in or pursuant to the Existing Note Purchase Agreement, and that all such other representations and warranties, as well as the representations and warranties in this SECTION 2, shall survive the effectiveness of this Agreement and the amendment as set forth herein), as follows:

2.1 Organization; Power and Authority. The Company and each Restricted Subsidiary has been duly incorporated, amalgamated or formed, as applicable, and is validly existing under the law of its jurisdiction of incorporation, amalgamation or formation, as applicable, and is duly registered to carry on business in each jurisdiction in which the nature of any material business carried on by it or the character of any material property owned or leased by it makes such registration necessary (except where failure to be so registered would not reasonably be expected to have a Material Adverse Effect), and each of them has full corporate or partnership power and capacity, as applicable, to enter into and perform its obligations under the Financing Agreements to which it is a party, and to carry on its business as currently conducted.

2.2 Authorization, Etc. This Agreement and the Note Purchase Agreement have been duly authorized on the part of the Company and the Subsidiary Guarantors, and this Agreement and the Note Purchase Agreement constitute legal, valid and binding obligations of the Company and the Subsidiary Guarantors enforceable against the Company and the Subsidiary Guarantors in accordance with their respective terms, except as such enforceability may be limited by (i) applicable bankruptcy, insolvency, business rescue, reorganization, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2.3 Compliance with Laws, Other Instruments, Etc. The execution, delivery and performance by the Company and its Restricted Subsidiaries of this Agreement and the Note Purchase Agreement will not (a) contravene, result in any breach of, constitute a default under, or result in the creation of any Lien in respect of any property of the Company or any Restricted Subsidiary under any indenture, mortgage, deed of trust, loan, purchase or credit agreement, lease, corporate charter, memorandum and articles of association, regulations or by-laws, or any other agreement or instrument to which the Company or any Restricted Subsidiary is bound or by which the Company or any Restricted Subsidiary or any of their respective properties may be bound or affected, (b) conflict with or result in a breach of any of the terms, conditions or provisions of any order, judgment, decree, or ruling of any court, arbitrator or Governmental Authority applicable to the Company or any Restricted Subsidiary or (c) violate any provision of any statute or other rule or regulation of any Governmental Authority applicable to the Company or any Restricted Subsidiary.

2.4 No Default. No Default or Event of Default exists immediately before or will exist immediately after giving effect to this Agreement.

2.5 Governmental Authorizations, Etc. No consent, approval or authorization of, or registration, filing or declaration with, any Governmental Authority is required in connection with the execution, delivery or performance by the Company and its Restricted Subsidiaries of this Agreement. It is not necessary to ensure the legality, validity, enforceability or admissibility into evidence in Alberta of this Agreement or the Note Purchase Agreement that any thereof or any other document be filed, recorded or enrolled with any Governmental Authority, or that any such agreement or document be stamped with any stamp, registration or similar transaction tax.

2.6 Ranking of Obligations. The Company’s payment obligations under the Note Purchase Agreement and the Notes rank at least pari passu, without preference or priority in right of payment, with its obligations under the Bank Facility and in priority to all unsecured Indebtedness of the Company. Each Subsidiary Guarantor’s payment obligations under the Note Purchase Agreement rank at least pari passu, without preference or priority, with its obligations in respect of the Bank Facility and in priority to all unsecured Indebtedness of such Subsidiary Guarantor.

2.7 Representations. Each of the representations and warranties of the Company and the Subsidiary Guarantors contained in the Note Purchase Agreement and other related documents to which it is a party are true and correct in all material respects on and as of the date hereof as if made on and as of the date hereof, except to the extent such representation or warranty was made as of a specific date, in which case such representation and warranty was true, correct and complete in all material respects as of such specific date.

2.8 No Fees; No Changed Terms. Neither the Company nor the Subsidiary Guarantors has, directly or indirectly, (i) paid or has agreed to pay any fees or other consideration to, or for the benefit of, any bank or other institution party to the Bank Facility, (ii) adopted or has agreed to adopt any other changes to the terms of the Bank Facility, or to provide more favorable terms to any bank or other institution party to the Bank Facility or (iii) agreed to any increase in the applicable margin indicated in the Pricing Table (as defined in the Bank Facility), utilization fees or other similar fee, in each case, in connection with obtaining the consent or approval of any bank or other institution to amendments substantially the same as the Amendment set forth in this Agreement.

SECTION 3. CONDITIONS TO EFFECTIVENESS.

This Agreement shall become effective as of the Second Amendment Effective Date, subject to the satisfaction of each of the following conditions precedent:

3.1 Execution and Delivery of this Agreement. Each Noteholder and the Company shall have executed and delivered this Agreement and each of the Noteholders and the Company (or counsel on their behalf) shall have received a counterpart of this Agreement duly executed and delivered by the Noteholders and the Company.

3.2 Amendment to Bank Facility. The Noteholders shall have received a fully executed copy of the amendment to the Bank Facility, dated as of the Second Amendment Effective Date, between the Company, as borrower, the financial institutions and other persons party thereto, as Lenders, and Royal Bank of Canada, as administrative agent for the Lenders, which shall be consistent with the Amendment set forth herein, shall be in form and substance satisfactory to the Noteholders and shall be in full force and effect (the “Amendment to Bank Facility”).

3.3 No Default or Event of Default. No Default or Event of Default shall have occurred and be continuing as of the Second Amendment Effective Date or shall result from or exist immediately after the coming into effect of the December 2021 Commitment Reduction or the Noteholder December 2021 Prepayment as set forth herein, and the Noteholders shall have received an officer’s certificate from an officer of the Company certifying the same.

3.4 Representations and Warranties. The representations and warranties set forth in SECTION 2 hereof shall be true and correct as of the Second Amendment Effective Date. Each of the representation and warranties set out in Section 5 of the Note Purchase Agreement, as amended by this Agreement, shall be true and correct in all material respects (other than those representations and warranties which are already subject to a materiality threshold (such as Material Adverse Effect), which shall be true and correct in all respects), and the Noteholders shall have received an officer’s certificate from an officer of the Company certifying the same;

3.5 Fees. The Company shall have paid all outstanding costs, expenses and fees of the Noteholders, including the fees and expenses of Akin Gump Strauss Hauer & Feld LLP as invoiced at least one (1) Business Day prior to the Second Amendment Effective Date.

SECTION 4. MISCELLANEOUS.

4.1 No Waiver. This Agreement shall be construed in connection with and as part of the Note Purchase Agreement, and except as modified and expressly amended by this Agreement, all terms, conditions and covenants contained in the Note Purchase Agreement and the Notes are hereby ratified and shall be and remain in full force and effect. Each of the Company and the Subsidiary Guarantors hereby reaffirms its obligations, liabilities and indebtedness under the Note Purchase Agreement and the Notes (in the case of the Company) and confirms that such obligations, liabilities and indebtedness are unconditional and not subject to any defense, setoff, counterclaim or other adverse claim (except solely to the extent expressly provided in the Note Purchase Agreement). Reference to this specific Agreement need not be made in the Note Purchase Agreement or the Notes, or any other instrument or document executed in connection therewith, or in any certificate, letter or communication issued or made pursuant to or with respect to the Note Purchase Agreement or the Notes, any reference in any of such items to the Note Purchase Agreement being sufficient to refer to the Note Purchase Agreement as modified hereby unless the context otherwise requires.

4.2 Governing Law. This Agreement shall be construed and enforced in accordance with, and the rights of the parties shall be governed by, the law of the State of New York excluding choice-of-law principles of the law of such State that would permit the application of the laws of a jurisdiction other than such State.

4.3 Binding Effect. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

4.4 Payment of Fees. Without limiting anything contained in Section 16.1 (Transaction Expenses) of the Note Purchase Agreement and SECTION 3.5 hereof, whether or not the Second Amendment Effective Date occurs, the Company hereby agrees to pay all of the reasonable fees, costs and expenses incurred in connection with this Agreement and the other documents contemplated hereby, including, without limitation, the reasonable outstanding fees, costs, client charges and expenses of counsel for the Noteholders promptly after receipt of an invoice therefor.

4.5 Amendment. No amendment, modification, rescission, waiver or release of any provision of this Agreement shall be effective unless the same shall be in writing and signed by the Company and the Required Holders (or in the case of amendments that require unanimity, all holders of Notes).

4.6 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall (to the full extent permitted by law) not invalidate or render unenforceable such provision in any other jurisdiction.

4.7 Subsidiary Guarantor Confirmation. Each of the undersigned Subsidiary Guarantors affirms that it is a party to a Subsidiary Guaranty Agreement and hereby (i) agrees, acknowledges and affirms that all of its obligations under its Subsidiary Guaranty Agreement as a Subsidiary Guarantor continue to be in full force and effect in respect of all obligations guaranteed thereunder, and (ii) irrevocably, absolutely and unconditionally reaffirms its guarantee of the obligations guaranteed thereunder.

4.8 Counterparts. This Agreement may be executed in any number of counterparts, each executed counterpart constituting an original, but altogether only one instrument. The parties agree to electronic contracting and signatures with respect to this Agreement. Delivery of an electronic signature to, or a manually signed counterpart of, this Agreement by facsimile, e-mail, .pdf or other electronic transmission shall be fully binding on the parties to the same extent as the delivery of a manually signed counterpart and shall be admissible into evidence for all purposes.

[Intentionally left blank – signature page follows]

IN WITNESS WHEREOF the parties hereto have executed and delivered this Agreement as of the date first set forth above.

COMPANY:

OBSIDIAN ENERGY LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Senior Vice President and Chief Financial Officer

SUBSIDIARY GUARANTORS:

PENN WEST NORTHERN HARRIER PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

OBSIDIAN ENERGY PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

Signature Page to Second Amendment to Note Purchase Agreement - Obsidian

PENN WEST PROP LIMITED PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST SANDHILL CRANE LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

1647456 ALBERTA LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

For purposes of SECTION 4.7 (Subsidiary Guarantor Confirmation), the foregoing Agreement is hereby acknowledged and accepted as of the date thereof.

PENN WEST NORTHERN HARRIER PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

OBSIDIAN ENERGY PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST PROP HOLDCO LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST PROP LIMITED PARTNERSHIP

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

PENN WEST SANDHILL CRANE LTD.

By:	“Peter D. Scott”
Name:	Peter D. Scott
Title:	Chief Financial Officer

1647456 ALBERTA LTD.

By:	“Peter D. Scott”
Name:	Peter. D. Scott
Title:	Chief Financial Officer

The foregoing Agreement is hereby agreed and consented to as of the date thereof.

[REDACTED – CONFIDENTIAL]

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential], as Investment Manager

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential], as Investment Manager

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential] (as its General Partner)

By:	(Signed)
Vice President

The foregoing Agreement is hereby agreed and consented to as of the date thereof.

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential], as Investment Manager

By:	[Redacted – Confidential], as Sub-Adviser

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential] (as its General Partner)

By:	(Signed)
Vice President

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential] (as Investment Advisor)

By:	[Redacted – Confidential] (as its General Partner)

By:	(Signed)
Vice President

The foregoing Agreement is hereby agreed and consented to as of the date thereof.

[REDACTED – CONFIDENTIAL]

By:	[Redacted – Confidential]

By:	(Signed)
Name:
Title: